SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated November 21, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7199I	November 21, 2008
2.	Regulatory News Service Notice	7136I	November 21, 2008

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>

11/21/2008 11:51 AM

To eleanor.besserman@e

cc

bcc

Subject Hemscott News Alert - Elementis PLC

RECEIVED

2008 DEC -2 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number : 7199I
Elementis PLC
21 November 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

APMUASNRWKRAUAA

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusine ss.co.uk>		To	eleanor.besserman@elem
11/21/2008 11:37 AM		cc	
		bcc	
		Subject	Hemscott News Alert - Elementis PLC

RNS Number : 7136I
Elementis PLC
21 November 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

END

PMEEAKFFADSPFFE

END